Comment Response Letter

The following is in response to the SEC Comment letter dated July 26, 2023 for the Form 1-A/A for ETX Park Fund #2 LLC filed on June 28, 2023. The changes to the Form 1-A/A are summarized below.

Comment Number	Response

Comment 1:

We note your response to comment 1. Please clarify whether Thread Bank will be holding funds in its account until a certain minimum threshold has been met as it is not clear from your disclosure why you require an escrow arrangement.

The Company has added language to the “Summary of the Offering” (Page 1) and “Plan of Distribution” (Page 14) sections explaining the reason why the Company utilizes an escrow agent without the Offering having a Minimum Offering Amount.

Comment 2:

We refer to your revised disclosure on page 11 regarding the first position lien on the optioned property held by Austin Bank, and your statement that approval of the sale of such property may be required of Austin Bank "prior to the execution of the option." Please revise to discuss this risk in a separate risk factor, and also expand your disclosure to describe the circumstances when Austin Bank may need to provide its approval, and whether this requirement may depend on the amount of proceeds you are able to raise.

The Company has amended the offering circular in the “Risk Factors” section (Page 11), “Conflict Of Interest” section (Page 23)

Comment 3:

We acknowledge your revised disclosure in response to prior comment 3, and note your statements that the Company may not generate sufficient cash flows to distribute the preferred return of 7% to investors "on a regular basis or at all." Please further revise to discuss the preferred return rate in light of the fact that you have a limited history and no current operations, that your proposed operations involve the initial purchase of property and construction of rental property, and that you may not raise sufficient funds to begin the initial phases of your business plan.

The Company has added language regarding the Preferred Return to the “Summary of the Offering” (Page 1), Risk Factors” (Page 7), and “Securities Being Offered” (Page 31) sections.

To summarize this language, the Company does not currently own any assets, therefore, returns are speculative. However, it is the Company’s intent to pay a 7% Preferred Return to holders of the Class A Membership Interests in accordance with their capital contribution to the Company. The estimated return will be based on the Company’s internal underwriting criteria. The intended Preferred Return is a cumulative preferred return, meaning that if it is not paid in full annually when it is due, the unpaid amount shall carry forward to the next annual period until paid in full.

Comment 4:

We note your revised operating agreement, but reissue comment 5 as we are unable to locate responsive disclosure in your offering circular, and that your offering circular continues to state that profits are to be allocated among Class A and Class B members with reference to their Invested Capital. Please also revise to make clear the order of allocation for the profits, so that investors understand when profits might be allocated to the payment of their Preferred Return.

The Company has amended the “Securities Being Offered” section to reflect the requested answer to the comment under the “Distribution Rights” subsection.

The Company has also added language to the “Securities Being Offered” section to reflect the language under “Allocation of Profits” and “Preferred Return Distribution” subsections.

Comment 5:

We acknowledge your revised disclosures in response to comment 4. However, as previously stated, please revise the disclosure regarding the business experience of Brent Beal and Brock Beal by discussing their experience in ETX Park Fund #1, LP. In addition, to the extent applicable, please revise to discuss any limitations with respect to the access road, and clarify if the optioned property is currently landlocked. Please also revise in an appropriate section how access to the optioned property will take place if the access road is not fully built, as we note your disclosure in the Use of Proceeds section indicating that if you do not raise more than 50% of the maximum offering amount, you anticipate that only half of the access road will be built.

The Company has added two paragraphs describing Brock and Brent Beal’s involvement in ETX Park Fund #1, LP on Page 21 under Brent Beal’s “Work Experience for Past Five Years”.

The Company has amended the “Use of Proceeds” section in the “Pre-Construction Infrastructure” subsection. The Company has added language regarding the access road construction clarifying the Company’s plans for the access road.

Comment 6: Please note that the offering statement also must be signed by your principal accounting officer and governing body, and revise accordingly.	The Company has amended the signature page.

Other Changes

The Company has made several other changes to the offering circular not solicited by the SEC Comment letter dated July 27, 2023. The changes are described below.

(1) The Company has made amendments to the “Plan of Distribution” section on Page 14 in response to comments made to Rialto from FINRA. The following language has been added to satisfy FINRA’s comments.

This is the first offering of securities/investment program by the Company (or the Company’s affiliates) in its history. The Company and any affiliates of the Manager have not raised capital through the sales of securities prior to this Offering. Class A Membership Interests or Class A Membership Interests may not be sold, transferred, encumbered, pledged or assigned in whole or in part without the prior written consent of the Manager, and subject to specific restrictions in as stated in the First Amended Operating Agreement attached hereto as Exhibit 3. Therefore, there is significant limitations on liquidity regarding the Membership Interests.

The Membership Interests are not currently listed or traded on any public or private market. The Company does not intend on listing the Membership Interests on any public or private market in the foreseeable future. Therefore, the Membership Interests are not currently “marketable securities”, nor does the Company have any intention on taking actions that would make the Membership Interests “marketable securities”

(2) The Company has made amendments to the “COMPENSATION TO MEMBERS/MANAGER” Subsection in the Summary table (Page 4).

The Company has changed the date regarding reimbursement to the Manager from December 31, 2023 to June 30, 2024.

(3) The Company has adjusted clerical errors throughout the offering Circular changing the name of the Company from ETX PARK FUND #2, LLC to ETX PARK FUND #2 LLC (removal of comma); and from the names of the affiliates to ETX Management #1 LLC and ETX Park Fund #1 LP (similar removal of commas). The Company will adjust the name of the company on the EDGAR system to correct this clerical error.

(4) The auditor has provided an Exhibit 11 with an updated date. Furthermore, the updated Exhibit 11 signature now reflects the formal name of the auditor “McNamara and Associates, PLLC d/b/a Assurance Dimensions”. To be clear, McNamara and Associates, PLLC and Assurance Dimensions are the same company/auditor.